# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vera Bradley, Inc., CIK 0001495320
CUSIP: 92335C106
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 12420 Stonebridge Road, Roanoke, Indiana (IN), 46783
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0001571395
Persons authorized to receive notices and communications: Joanne Soslow, Morgan, Lewis & Bockius LLP, 2222 Market Street, Philadelphia, Pennsylvania (PA), 19103, (215) 963-5000

## Reporting persons
- Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (CIK 0001571395): type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,035,768; sole dispositive power 0; shared dispositive power 4,035,768; aggregate amount beneficially owned 4,035,768 (14.45% of the class)
- Robert J. Hall: citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 185,389; shared voting power 2,743,883; sole dispositive power 185,389; shared dispositive power 2,743,883; aggregate amount beneficially owned 2,929,272 (10.5% of the class)
  Comment: With respect to Rows 7, 9, 11 and 13: Includes 39,906 shares of restricted stock units held by Robert J. Hall and 145,483 shares held via direct ownership by Robert J. Hall.
  
  With respect to Rows 8, 10, 11 and 13: Includes 2,345,706 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 31,358 shares held by the Barbara Bradley Baekgaard Family Foundation, 34,065 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 and 332,754 shares held by the Joan Byrne Hall Revocable Trust.
- Joan Byrne Hall: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,743,883; sole dispositive power 0; shared dispositive power 2,743,883; aggregate amount beneficially owned 2,743,883 (9.8% of the class)
  Comment: With respect to Rows 8, 10, 11 and 13: Includes 2,345,706 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 31,358 shares held by the Barbara Bradley Baekgaard Family Foundation, 34,065 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 and 332,754 shares held by the Joan Byrne Hall Revocable Trust.
- James B. Byrne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 367,122; shared voting power 2,377,064; sole dispositive power 367,122; shared dispositive power 2,377,064; aggregate amount beneficially owned 2,744,186 (9.8% of the class)
  Comment: With respect to Rows 7, 9, 11 and 13: Includes 34,065 shares held by the James B. Byrne 2017 Grantor Retained Annuity Trust #1 and 333,057 shares held by the James Bradley Byrne Revocable Trust.
  
  With respect to Rows 8, 10, 11 and 13: Includes 2,345,706 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 31,358 shares held by the Barbara Bradley Baekgaard Family Foundation.
- Thomas F. Byrne, II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 367,122; shared voting power 2,377,064; sole dispositive power 367,122; shared dispositive power 2,377,064; aggregate amount beneficially owned 2,744,186 (9.8% of the class)
  Comment: With respect to Rows 7, 9, 11 and 13: Includes 34,065 shares held by the Thomas F. Byrne, II 2017 Grantor Retained Annuity Trust #1 and 333,057 shares held by the Thomas Farrell Byrne II Revocable Trust.
  
  With respect to Rows 8, 10, 11 and 13: Includes 2,345,706 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 31,358 shares held by the Barbara Bradley Baekgaard Family Foundation.
- Michael C. Ray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,749,316; sole dispositive power 0; shared dispositive power 2,749,316; aggregate amount beneficially owned 2,749,316 (9.8% of the class)
  Comment: With respect to Rows 8, 10, 11 and 13: Includes 2,345,706 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 31,358 shares held by the Barbara Bradley Baekgaard Family Foundation, 338,187 shares held by the Anne-Marie Ray Revocable Trust, and 34,065 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.
- Anne-Marie Ray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 372,252; sole dispositive power 0; shared dispositive power 2,749,316; aggregate amount beneficially owned 2,749,316 (9.8% of the class)
  Comment: With respect to Row 8: Includes 338,187 shares held by the Anne-Marie Ray Revocable Trust, and 34,065 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.
  
  With respect to Rows 10, 11 and 13: Includes 2,345,706 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 31,358 shares held by the Barbara Bradley Baekgaard Family Foundation.
- Barbara Bradley Baekgaard Family Foundation: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 31,358; sole dispositive power 0; shared dispositive power 31,358; aggregate amount beneficially owned 31,358 (0.11% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: Vera Bradley, Inc.
Address of issuer's principal executive offices: 12420 Stonebridge Road, Roanoke, Indiana (IN), 46783

## Signatures
- Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust: /s/ Joan Byrne Hall, Joan Byrne Hall, Trustee (06/18/2025)
- Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust: /s/ James B. Byrne, James B. Byrne, Trustee (06/18/2025)
- Robert J. Hall: /s/ Robert J. Hall, Robert J. Hall (06/18/2025)
- Joan Byrne Hall: /s/ Joan Byrne Hall, Joan Byrne Hall (06/18/2025)
- James B. Byrne: /s/ James B. Byrne, James B. Byrne (06/18/2025)
- Thomas F. Byrne, II: /s/ Thomas F. Byrne, II, Thomas F. Byrne, II (06/18/2025)
- Michael C. Ray: /s/ Michael C. Ray, Michael C. Ray (06/18/2025)
- Anne-Marie Ray: /s/ Anne-Marie Ray, Anne-Marie Ray (06/18/2025)
- Barbara Bradley Baekgaard Family Foundation: /s/ Joan Byrne Hall, Joan Byrne Hall, Trustee (06/18/2025)
- Barbara Bradley Baekgaard Family Foundation: /s/ James B. Byrne, James B. Byrne, Trustee (06/18/2025)
- Barbara Bradley Baekgaard Family Foundation: /s/ Anne-Marie Ray, Anne-Marie Ray, Trustee (06/18/2025)
- Barbara Bradley Baekgaard Family Foundation: /s/ Thomas F. Byrne, II, Thomas F. Byrne, II, Trustee (06/18/2025)
- Barbara Bradley Baekgaard Family Foundation: /s/ Barbara B. Baekgaard, Barbara B. Baekgaard (06/18/2025)